09042994

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ingalls & Snyder, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York	New York	10006-2802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Oberst — (212) 269-7812
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Oberst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ingalls & Snyder, LLC, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc.

Edward H. Oberst

Signature

Chief Financial Officer

Title

Signature

Managing Director

Title

Laraine Sabatino-Lugo

Notary Public

LARAINE SABATINO-LUGO
Notary Public, State of New York
No. 31-4669344
Qualified in New York County
Commission Expires Feb. 28, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

INGALLS & SNYDER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ingalls & Snyder, LLC

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company") as of September 30, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ingalls & Snyder, LLC as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
November 18, 2009

INGALLS & SNYDER, LLC

Statement of Financial Condition
September 30, 2009

ASSETS	
Cash and cash equivalents	$ 10,813,000
Cash segregated under federal and other regulations	5,000
Deposits with clearing organizations	5,719,000
Receivable from brokers and dealers and clearing organizations	17,805,000
Receivable from customers	23,309,000
Receivable from noncustomers	798,000
Securities owned, at fair value	11,677,000
Property and equipment (net of accumulated depreciation of $3,370,000)	416,000
Fees receivable	3,411,000
Other	280,000
	$ 74,233,000
LIABILITIES	
Short-term bank loans	$ 15,000
Payable to brokers and dealers and clearing organizations	3,092,000
Payable to customers	14,312,000
Payable to noncustomers	14,927,000
Securities sold, not yet purchased, at fair value	5,813,000
Accounts payable, accrued expenses and other	7,258,000
	45,417,000
Commitments and contingencies	
MEMBERS' CAPITAL	28,816,000
	$ 74,233,000

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company") is a clearing broker/dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company adopted "Fair Value Measurements and Disclosures", effective October 1, 2008. The provisions were applied prospectively.

The Company carries its securities and securities sold, not yet purchased at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date. Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Corporate bonds classified within Level 2 of the fair value hierarchy are valued based on market data.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Investments that are classified within Level 3 are recorded at fair value as determined in good faith by management taking into consideration pertinent information, such as available markets, marketability, restrictions on disposition, original purchase price, estimates on liquidation value, current financial position and operating results and other appropriate information.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[1] Securities transactions: (continued)

The values assigned to securities and securities sold, not yet purchased are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depend on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Customer and noncustomer securities transactions are reported on a settlement-date basis, with related commission income and expenses.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

[2] Securities lending:

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary.

[3] Income taxes:

As a limited liability company, the Company is not subject to federal and state income taxes. However, the Company is subject to New York City Unincorporated Business Tax. Each member's distributive share of the Company's net income or loss is reported by each member in their individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

[4] Cash equivalents:

The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

[5] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2009

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $5,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to rule 15c3-3 of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Receivable from and payable to noncustomers represent amounts receivable from or payable to the managing members of the Company.

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2009 consist of the following:

	Receivable	Payable
Deposits for stocks borrowed	$ 10,321,000	
Securities failed-to-deliver/receive	1,259,000	$ 3,092,000
Receivable from clearing organizations	5,456,000	
Due from/to brokers	769,000	
	$ 17,805,000	$ 3,092,000

Receivable from clearing organizations includes payables of approximately $6,000.

NOTE F - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NONCUSTOMERS

Receivables from and payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Securities Owned				
United States Treasury Bills	$ 4,999,000			$ 4,999,000
Corporate bonds, debentures and notes	5,986,000	$ 360,000		6,346,000
Stocks and warrants	71,000			71,000
Nonmarketable			$ 261,000	261,000
	$ 11,056,000	$ 360,000	$ 261,000	$ 11,677,000
Securities Sold, Not Yet Purchased				
Stocks, warrants, corporate bonds, debentures and notes	$ 5,768,000	$ 45,000	$ 0	$ 5,813,000

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended September 30, 2009. The information reflects gains and losses for the period for assets and liabilities categorized as Level 3 as of September 30, 2009. The information does not include gains and losses for assets and liabilities that were transferred out of Level 3 prior to September 30, 2008.

	Owned	Sold, not yet Purchased
Balance at September 30, 2008	$ 482,000	$ 10,000
Purchases	8,000	(4,000)
Transfers out	(51,000)	
Realized and unrealized loss, net	(178,000)	(6,000)
Balance at September 30, 2009	$ 261,000	$ 0

NOTE H - BANK LOANS

Customer loans of $10,000 are collateralized by $80,000 of customers' margin account securities, and noncustomer loans of $5,000 are collateralized by $47,000 of securities owned by the noncustomers.

NOTE I - FINANCIAL INSTRUMENTS AND RISK

Trading activities subject the Company to market, credit and interest rate risks. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NOTE I - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of such transactions did not have a material effect upon the Company's statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2009, the market value of customer securities pledged under these secured financing transactions was in excess of amounts due.

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2009 consist of the following:

Furniture and fixtures	$ 332,000
Equipment	1,348,000
Computer software	997,000
Leasehold improvements	1,109,000
	3,786,000
Less accumulated depreciation and amortization	3,370,000
Property and equipment, net	$ 416,000

NOTE K - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all eligible employees. Participant contributions to the plan are voluntary and are subject to limitations. The Company may also make discretionary contributions to the plan. During the year ended September 30, 2009, the Company made $346,000 in discretionary contributions.

NOTE L - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company is obligated under operating leases for office space expiring through April 30, 2014. Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges. The minimum annual rental commitments under these leases are as follows:

Year Ending September 30,	
2010	$ 644,000
2011	642,000
2012	643,000
2013	652,000
2014	386,000
	$ 2,967,000

[2] Contingencies:

The Company has issued letters of credit guaranteeing the margin requirement at Options Clearing Corporation. The letters of credit amounted to $3,650,000 for customer requirements which were secured by customers' securities. At September 30, 2009, the margin requirement for customers was $2,300,000.

NOTE M - NET CAPITAL REQUIREMENTS

The Company is subject to the alternative net capital rule of the New York Stock Exchange, Inc. At September 30, 2009, the Company had net capital of approximately $26,358,000 and its required minimum net capital was $1,000,000, as an executing broker under prime broker regulations.

NOTE N - SUBSEQUENT EVENTS

Management has evaluated events through November 18, 2009, the date that this statement of financial condition was available to be issued.